UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

EPIZYME, INC.

(Name of Subject Company (Issuer))

HIBERNIA MERGER SUB, INC.

(Offeror)

a wholly owned subsidiary of

IPSEN BIOPHARMACEUTICALS, INC.

(Offeror)

a wholly owned subsidiary of

IPSEN PHARMA SAS

(Offeror)

a wholly owned subsidiary of

IPSEN S.A.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

29428V104

(CUSIP Number of Class of Securities)

Francois Garnier, EVP, General Counsel and Chief Business Officer

Ipsen Pharma SAS

65 Quai Georges Gorse

92100 Boulogne-Billancourt, France

Tel. +33 1 58 33 50 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Tony Chan, Esq. Orrick, Herrington & Sutcliffe LLP Columbia Center 1152 15th Street, N.W. Washington, DC 20005-1706	Marsha Mogilevich, Esq. Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on July 12, 2022 by Hibernia Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Ipsen Biopharmaceuticals, Inc., a Delaware corporation and wholly owned subsidiary of Ipsen Pharma SAS, a French société par actions simplifiée (“Ipsen”) and wholly owned subsidiary of Ipsen S.A., a French société anonyme, to purchase all outstanding shares of common stock, $0.0001 par value per share (“Shares”), of Epizyme, Inc., a Delaware corporation (“Epizyme”), at a price of $1.45 per Share, to the holder in cash, without interest, plus one non-transferable contractual contingent value right per Share, which represents the right to receive one or more payments in cash, contingent upon the achievement of certain specified milestones as described in the Offer to Purchase dated July 12, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. You should read this Amendment together with the Schedule TO and the Offer to Purchase. Nothing in the supplemental disclosures set forth in this Amendment shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein or in the Schedule TO.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in the section of the Offer to Purchase titled “Certain Legal Matters; Regulatory Approvals” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by revising the subsection titled “Legal Proceedings Relating to the Tender Offer” as follows:

Legal Proceedings Relating to the Tender Offer.

“Complaints

On July 12, 2022, a putative stockholder complaint was filed in the United States (U.S.) District Court for the Southern District of New York (S.D.N.Y.), captioned Stein v. Epizyme, Inc., et al., No. 1:22-cv-5934. On July 14, 2022, a second putative stockholder complaint was filed against the same parties in the U.S. District Court for the S.D.N.Y., captioned Calimer v. Epizyme, Inc., et al., No. 1:22-cv-06027. The same day, a third putative stockholder complaint was filed against the same parties in the U.S. District Court for the S.D.N.Y., captioned Wang v. Epizyme, Inc., et al., No. 1:22-cv-06031. On July 18, 2022, a fourth putative stockholder complaint was filed against the same parties in the U.S. District Court for the S.D.N.Y., captioned Nguyen v. Epizyme, Inc., et al., No. 1:22-cv-06091. On July 20, 2022, a fifth putative stockholder complaint was filed against the same parties in the U.S. District Court for the S.D.N.Y., captioned Savage v. Epizyme, Inc., et al., No. 1:22-cv-06165. On July 22, 2022, a sixth putative stockholder complaint was filed against the same parties in the U.S. District Court for the District of Delaware, captioned Wilson v. Epizyme, Inc., et al., No. 1:22-cv-00961-UNA. On July 25, 2022, a seventh putative stockholder complaint was filed in the U.S. District Court for the S.D.N.Y., captioned Johnson v. Epizyme, et al., No. 1:22-cv-06294. On July 28, 2022, an eighth putative stockholder complaint was filed in the U.S. District Court for the S.D.N.Y., captioned Chbani v. Epizyme, et al., No. 1:33-cv-06432 (collectively, the “Complaints”). The Complaints name as defendants Epizyme and each member of the Epizyme Board. The Complaints allege, among other things, that Epizyme and each member of the Epizyme Board violated federal securities laws and regulations through a solicitation statement intended to induce them to tender their shares in connection with the transaction that purportedly omits material facts necessary to make the statements therein not false or misleading. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the transaction contemplated by the Merger Agreement; (ii) rescission or rescissory damages in the event the Merger Agreement is implemented; (iii) other damages purportedly incurred on account of defendants’ alleged misstatements or omissions; (iv) dissemination of an amendment to Epizyme’s Schedule 14D-9 filed on July 12, 2022 that discloses certain information requested by the plaintiffs; (v) declaratory relief stating defendants violated the Exchange Act; and (vi) an award of plaintiffs’ expenses and attorneys’ fees. Epizyme believes that the allegations asserted in the Complaints are without merit.

Demand Letters

Epizyme has received demand letters or draft complaints from nine purported stockholders separately (collectively, the “Demand Letters”) requesting that Epizyme provide additional disclosures in connection with the Merger. Epizyme believes that the claims asserted in the Demand Letters are without merit.”

If additional similar complaints are filed or demand letters are received after the date of this Amendment, absent new or different allegations that are material, Ipsen, Purchaser and Epizyme will not necessarily announce such additional filings or demand letters.

On August 1, 2022, Epizyme disclosed, among other items, the information above under “Complaints” and “Demand Letters” in an amendment to the Schedule 14D-9 (the “Amended Schedule 14D-9”). Epizyme informed Ipsen that it believes that the disclosures set forth in the Schedule 14D-9 comply fully with applicable law and that it denies all allegations in the Complaints and Demand Letters and that any additional disclosure was or is required. However, to moot certain of the plaintiffs’ disclosure claims in the Complaints and Demand Letters, to avoid nuisance, potential expense and delay and to provide additional information to its stockholders, Epizyme has determined to supplement the Schedule 14D-9 with the disclosures set forth in the Amended Schedule 14D-9, including the information above under “Complaints” and “Demand Letters”.

ITEM 12.	EXHIBITS.

Item 12 of Schedule TO is hereby amended by adding the following exhibit:

Exhibit No.	Description

107	Filing Fee table

Exhibit No.

(a)(1)(A)*	Offer to Purchase, dated July 12, 2022.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Summary Advertisement, published July 12, 2022 in the Wall Street Journal.

(a)(5)(A)*	Joint Press Release of Epizyme and Ipsen, dated June 27, 2022 (incorporated herein by reference to Exhibit 99.1 to Epizyme’s Current Report on Form 8-K filed on June 27, 2022)

(a)(5)(B)*	Email sent to employees of Epizyme on June 27, 2022 (incorporated herein by reference to Exhibit 99.2 to Epizyme’s Schedule 14D-9C filed on June 27, 2022).

(a)(5)(C)*	Corporate Statement for Use with Investors and Media dated June 27, 2022 (incorporated herein by reference to Exhibit 99.3 to Epizyme’s Schedule 14D-9C filed on June 27, 2022).

(b)	Not applicable.

Exhibit No.

(d)(1)*	Agreement and Plan of Merger, dated as of June 27, 2022, by and among Epizyme, Ipsen and Purchaser (incorporated herein by reference to Exhibit 2.1 to Form 8-K filed by Epizyme on June 27, 2022).

(d)(2)*	Mutual Confidentiality Agreement, effective as of February 7, 2022, by and between Epizyme and Purchaser.

(d)(3)*	Form of Support Agreement by and among Ipsen, Purchaser and the stockholder named therein (incorporated herein by reference to Exhibit 2.2 to Form 8-K filed by Epizyme on June 27, 2022).

(d)(4)*	Form of Contingent Value Rights Agreement, by and between Purchaser and the Rights Agent (incorporated herein by reference to Exhibit 2.3 to Form 8-K filed by Epizyme on June 27, 2022).

(d)(6)*	Exclusivity Letter Agreement, dated June 10, 2022, by and between Ipsen and Epizyme, as extended by letter agreement dated June 22, 2022.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.

*Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2022

HIBERNIA MERGER SUB, INC.

By:	/s/ Christelle Huguet
Name:	Christelle Huguet
Title:	Chief Executive Officer and President

IPSEN BIOPHARMACEUTICALS, INC.
By:	/s/ Stewart Campbell
Name:	Stewart Campbell
Title:	Executive Vice President and President, North America

IPSEN PHARMA SAS

By:	/s/ David Loew
Name:	David Loew
Title:	President

IPSEN S.A.

By:	/s/ David Loew
Name:	David Loew
Title:	Chief Executive Officer

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